1. Name and Address of Reporting Person
   Lipschitz, Louis
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive V.P. - Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       08/27/2001 M <F1>        2760        A      $18.1600                    D
Common Stock                       08/27/2001 F <F1>        -2760       D      $24.7300   73760            D
Common Stock                                                                              2760             I           By Children
Common Stock                       08/27/2001 M <F1>        41113       A      $18.1600                    I           By Trust
Common Stock                       08/27/2001 M <F1>        15873       A      $18.1600                    I           By Trust
Common Stock                       08/27/2001 F <F1>        -41113      D      $24.7300   81963            I           By Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $24.73   08/27/2001 A <F1>    43873       02/27/2002 09/08/2008 Common  43873    $0.0000    43873    D
(Right to buy)                                                                 Stock
Stock Option   $15.53                                               10/16/2010 Common                      60000    D
(Right to Buy)                                                                 Stock
Stock Option   $18.16   08/27/2001 M <F1>          59746 03/08/1999 09/08/2008 Common  59746    $0.0000    138491   D
(Right to Buy)                                                                 Stock
Stock Option   $19.72                                               04/07/2009 Common                      1599     D
(Right to Buy)                                                                 Stock
Stock Option   $24.22                                               09/08/2008 Common                      31314    D
(Right to Buy)                                                                 Stock
Stock Option   $26.25                                               04/07/2009 Common                      43873    D
(Right to Buy)                                                                 Stock

Explanation of Responses:

<F1>
Options to purchase 59,946 shares were exercised by delivery of 43,873 shares. Upon exercise, the holder was granted restoration options to purchase 43,873 shares under the 1994 Stock Option & Performance Incentive Plan. As a condition of such grant, 15,873 shares out of the 59,946 shares deliverable upon such exercise were placed into a trust established by the Issuer. The shares placed in trust will not vest until 4.5 years from the exercisable date of the original option.

SIGNATURE OF REPORTING PERSON
/s/ Louis Lipschitz

DATE
09/04/2001